Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) of Black Stone Minerals, L.P. for the registration of common units representing limited partner interests and to the incorporation by reference therein of our reports dated February 26, 2019, with respect to the consolidated financial statements of Black Stone Minerals, L.P., and the effectiveness of internal control over financial reporting of Black Stone Minerals, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 20, 2019